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                               EXHIBIT (a) (6)

                  Text of Press Release Dated October 30, 1998


FOR IMMEDIATE RELEASE                           CONTACT: Nicholas Dalmaso
                                                      (630) 684-6774


                      VAN KAMPEN PRIME RATE INCOME TRUST
                 COMPLETES TENDER OFFER FOR ITS COMMON SHARES


        OAKBROOK TERRACE, IL, October 30, 1998 -- Van Kampen Prime Rate Income Trust announced today the final results of its tender offer for approximately seven percent of its outstanding common shares of beneficial interest. The offer expired at 12:00 Midnight, Eastern Standard Time, on October 16, 1998.

        The Trust said that 28,544,045 common shares, or approximately three and one half percent of the Trust's common shares outstanding as of the expiration of the tender offer, were validly tendered through the stated expiration date. All 28,544,045 common shares tendered were purchased at a price of $9.92 per common share, the net asset value at the time the offer expired. Payment for the shares purchased was mailed prior to the date hereof.

        As indicated in the Trust's current prospectus, the Board of Trustees of the Trust currently intends, each quarter, to consider authorizing the Trust to make a tender offer for its common shares in order to attempt to provide liquidity to its investors.

        The Trust commenced operations on October 5, 1989 and had total net assets of approximately $7,765,516,025 as of October 16, 1998.

        Van Kampen Prime Rate Income Trust is advised and distributed by subsidiaries of Van Kampen Investments Inc. ("Van Kampen"), a diversified asset management company with more than two million retail investor accounts, extensive capabilities for managing institutional portfolios, and more than $50 billion under management or supervision. Van Kampen has more than 50 open-end and 39 closed-end funds and more than 2,500 unit investment trusts are professionally distributed by leading financial advisers nationwide. Van Kampen is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co.